EXHIBIT 99.1

Fury Samples High-Grade Lithium from Outcrop at Éléonore South

TORONTO, Canada – October 7, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results from multiple lepidolite and spodumene-bearing pegmatite outcrops within the western claim block at its 100% owned Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples (Figure 1). Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O (Figure 1; Table 1).

“Éléonore South continues to be a high-priority project in our portfolio, with its multiple avenues for new discovery on the property. Today we are excited to include discoveries of high-grade lithium at the project,” commented Tim Clark, CEO of Fury. “These results add to our confidence that we can continue to find new ways to add value to investors. At the moment, we are eagerly awaiting the results from our summer biogeochemical sampling program targeting the highly prospective Éléonore style anomaly at Éléonore South and the surficial sampling program conducted at Committee Bay.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo deposit to the east (Figure 1 inset). Two distinct styles of gold mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks, similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization, similar to that seen at the lower-grade bulk tonnage Cheechoo deposit with potential for higher grades hosted in stockwork quartz veining as observed at the JT and Moni showings.

The western claim block of the Éléonore South project has been relatively under-explored compared to the main claim block. Lepidolite-bearing pegmatite outcrops at the Fliszar showing were first discovered by Quebec Government geologists in 2006, and since that time, little to no exploration work to expand the occurrence has been completed. The 2023 forest fires in the area significantly increased outcrop exposure leading Fury’s technical team to revisit the historical showing and explore the area in general. Lithium mineralization in both lepidolite and spodumene bearing pegmatites has now been defined over an approximate area of 1000 x 500 m. Further systematic exploration work will be carried out by Fury in order to define the overall Lithium potential of the western claim block.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 1: Plan View Map of the Western Claim Block with rock sample results shown.

“The potential for our Éléonore South project continues to expand with every work program completed. Not only do we have two styles of gold mineralization to explore for on the project, but with today’s results, we can add high-grade lithium to our targeting matrix. Fury’s focus remains on the gold potential of the Éléonore style target and we are awaiting the results from this summer’s biogeochemical sampling program to finalize drill targets where we see the same geological and structural setting which hosts Newmont’s Éléonore Mine 10 kilometres to the north,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Table 1: 2024 Rock Éléonore South West Block Rock Samples

Sample	Easting NAD83 Zone 18N	Northing NAD83 Zone 18N	Lithology	Lepidolite Observed	Spodumene Observed	Li (ppm)	Li2O (%)
G417574	419421	5828218	Pegmatite	Y		9,300	2.00
G417575	419334	5828218	Basalt			291	0.06
G417576	419299	5827991	Quartz Vein			71.3	0.02
G417577	419301	5827989	Basalt			141	0.03
G417578	419263	5828174	Basalt			122	0.03
G417579	419201	5828224	Basalt			186	0.04
G417580	419149	5827810	Mafic Dyke			44.3	0.01
G417581	419154	5827807	Basalt			48.3	0.01
G417582	419151	5827709	Tonalite			40.4	0.01
G417649	419696	5828141	Quartz Vein			32.2	0.01
G417650	419696	5828143	Pegmatite			13.6	0.00
G417651	419723	5828155	Basalt			249	0.05
G417652	419724	5828154	Basalt			168	0.04
G417654	419725	5828156	Basalt			259	0.06
G417655	419685	5828104	Basalt			450	0.10
G417656	419719	5828197	Basalt			26.5	0.01
G417657	419740	5828215	Pegmatite	Y		2,270	0.49
G417658	419743	5828227	Pegmatite	Y		10,000	2.15
G417659	419818	5828259	Basalt			433	0.09
G417660	419830	5828243	Basalt			193.5	0.04
G417661	419874	5828238	Basalt			267	0.06
G417662	419915	5828245	Basalt			314	0.07
G417663	420046	5828210	Basalt			394	0.08
G417664	420057	5828259	Basalt			153.5	0.03
G417665	420095	5828275	Basalt			334	0.07
G417666	419748	5828017	Pegmatite		Y	836	0.18
L857013	419765	5828216	Pegmatite	Y		3,960	0.85
L857014	419768	5828239	Pegmatite	Y		8,010	1.72
L857015	419772	5828245	Pegmatite	Y		10,000	2.15
L857016	419771	5828245	Pegmatite	Y		13,260	2.85
L857017	419782	5828239	Pegmatite	Y		21,680	4.67
L857018	419673	5828292	Argilite			115	0.02
L857019	419418	5828214	Pegmatite		Y	8,220	1.77
L857020	419401	5828252	Pegmatite		Y	2,180	0.47

Fury, ES Rock Sampling

Approximately 2-3kg of material was collected and sent to ALS Lab in Sudbury, Ontario, Canada for preparation and then to ALS Lab in Vancouver, BC, Canada for analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS + REE method (ME-MS61r). Where Li-MS61r results were greater than 10,000 ppm analyses were repeated with assay grade lithium by Na2O2 fusion and ICP-AES (Li-ICP82b). QA/QC programs using lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Valerie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 54 million common share position in Dolly Varden Silver Corp (17.4% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX: FURY NYSE American: FURY www.furygoldmines.com

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